UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-214109-01

Huntington Auto Trust 2016-1

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-214109

Huntington Funding, LLC

(Exact name of depositor as specified in its charter)

The Huntington National Bank

(Exact name of sponsor as specified in its charter)

State of Delaware

(State or other jurisdiction of incorporation or organization)

41 South High Street Columbus, Ohio	43287
(Address of principal executive offices of registrant)	(Zip Code)

(614) 480-2265

(Registrant’s telephone number, including area code)

Huntington Auto Trust 2016-1

0.85000% Auto Loan Asset Backed Class A-1 Notes

1.29% Auto Loan Asset Backed Class A-2 Notes

1.59% Auto Loan Asset Backed Class A-3 Notes

1.93% Auto Loan Asset Backed Class A-4 Notes

2.21% Auto Loan Asset Backed Class B Notes

2.56% Auto Loan Asset Backed Class C Notes

2.96% Auto Loan Asset Backed Class D Notes

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date:     0

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2020	Huntington Funding, LLC

	By:	/s/ Kim M. Taylor
	Name:	Kim M. Taylor
	Title:	Vice President

Huntington Auto Trust 2016-1 By: The Huntington National Bank, as Administrator

	By:	/s/ Kim M. Taylor
	Name:	Kim M. Taylor
	Title:	Senior Vice President